04017647

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AM
3-30-2004

SEC FILE NUMBER
8- 40861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gordian Group, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, Fifth Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Caldwell **212 486 3600**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
3-30-2004

OATH OR AFFIRMATION

I, Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gordián Group, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 41-4956429
Qualified in Queens County
Commission Expires September 25, 19 2005

Judy W. Yu
Notary Public

Signature

President + CEO
Title

This report** contains (check all applicable boxes):

√ (a) Facing page.
√ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gordian Group, LLC

December 31, 2003
with Report of Independent Auditors

Gordian Group, LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

January 30, 2004

Ernst & Young LLP

Gordian Group, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 5,871,032
Accounts receivable	1,257,200
Security receivable	53,680
Fixed assets, net of accumulated depreciation and amortization of $713,839	274,657
Other assets	381,001
Total assets	$7,837,570
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$4,211,418
Accrued expenses and other liabilities	285,022
Deferred income	171,960
Total liabilities	4,668,400
Member's equity	3,169,170
Total liabilities and member's equity	$7,837,570

See accompanying notes.

Gordian Group, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Business

Gordian Group, LLC is a Delaware limited liability company whose sole member is Gordian Group, Inc., a Delaware corporation. Gordian Group, Inc. is an indirectly wholly-owned subsidiary of Allied Capital Corporation (the "Parent"), a Maryland corporation. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwritings. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions including: (i) private placements of debt and equity securities, (ii) underwriting of public offerings of debt and equity securities, (iii) sales of all or a part of such companies' business in the merger market, (iv) public and private exchange offers and (v) general advice with respect to operations, joint ventures, transactions and capital structures of such entities.

2. Summary of Significant Accounting Policies

The Statement of Financial Condition of the Company has been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Demand deposits with banks and other highly liquid investments with maturities of three months or less are considered to be cash and cash equivalents. At December 31, 2003, cash and cash equivalents consisted primarily of an interest bearing account at Citibank.

Gordian Group, LLC

Notes to Statement of Financial Condition

December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Accounts Receivable

Accounts receivable are reported net of allowance for bad debts if any. In exercising its judgment in setting reserve levels, management considers historical losses and existing economic conditions, as well as credit quality of each debtor. Accounts receivable are charged-off when management deems amounts to be uncollectible.

Security receivable

The security receivable is comprised of non publicly-traded preferred stock of a company. In management's opinion, the carrying value of the security receivable approximates fair value.

Deferred income

Deferred income is made up of unearned revenue and retainers. These items are recognized as they are earned over the life of the Company's contracts with the clients.

Income Taxes

The Statement of Financial Condition does not include a provision for income taxes on member's income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's member.

Gordian Group, LLC

Notes to Statement of Financial Condition

December 31, 2003

3. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2003:

	Cost	Accumulated Depreciation	Net
Leasehold improvements	$ 314,272	$ 154,932	$ 159,340
Equipment	502,818	433,817	69,001
Furniture	171,406	125,090	46,316
Total fixed assets	$ 988,496	$ 713,839	$ 274,657

4. Related Party Transactions

The Parent provides financial consulting, strategic planning services, business operations support and managerial assistance to the Company. For these services, the Company pays the Parent a management fee of $1,000,000 for each calendar year. The management fee is payable in equal quarterly installments during each year on the last day of each quarterly period.

5. Commitments

The Company leases space for the New York office under a lease agreement which expires on August 31, 2007. Future minimum payments are as follows:

	Minimum Annual Rental Payments
2004	$499,395
2005	499,395
2006	499,395
2007	332,930
	$1,831,115

6. Retirement Plan

All full time employees with one year's service to the Company are eligible to become participants in the Gordian Group Retirement Plan (the "Plan"), a trusteed, noncontributory, profit-sharing plan. Plan contributions based on an employee's annual compensation as defined by the Plan's agreement and the Internal Revenue Code are made at the discretion of management. Plan benefits are based on participants' vested account balances upon retirement.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The Commission requirements also provide that equity capital may not be withdrawn if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of approximately $1,202,632, which was $891,406 in excess of the amount required to be maintained at that date.